Filed Pursuant to Rule 433
Registration No. 333-134553

FX Resetting Range Note
(“1-Year EUR/USD Range Note with Resetting Ranges”)	Final Terms and Conditions
100% Principal-Protected	February 9, 2007
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate). The investor will receive the maximum possible non-compounded return of 9.0% times the principal amount if the Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (the Continuously Observed Exchange Rate) trades strictly within each Reference Range from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date for the particular Reference Range (each such period, an Observation Period). The maximum cumulative interest on this note is 9.0% of the principal amount of the notes, which corresponds to a periodic Interest Amount of 2.25% of the principal amount of the notes per Observation Period. If, at any time during an Observation Period, the Continuously Observed Rate trades outside the applicable Reference Range, then the investor would receive no return for that Observation Period (i.e., the Interest Amount for that Observation Period would be zero). If the Continuously Observed Exchange rate trades outside each Reference Range (or on either of the Reference Range boundaries) at any time during the Observation Period, then the investor will receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 3,000,000

Issue Price	100%

Principal Protection	100%

Redemption Amount at Maturity	100% of the principal amount

Trade Date	February 9, 2007

Issue Date	February 20, 2007

Maturity Date	February 20, 2008

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Continuously Observed Exchange Rate	At any time on any day during an Observation Period, the most recent traded Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System.

Observation Period	For each Reference Range, the period from and including 10:00 a.m. EST on the Start Date for such Reference Range to but excluding 10:00 a.m. EST each End Date for such Reference Range.

Reference Range (s)	For each Observation Period, from (but excluding) the respective Range Lower Boundary to (but excluding) the respective Range Upper Boundary.

Observation Period	Start Date	End Date	Range Midpoint (RM)	Range Lower Boundary	Range Upper Boundary
1	February 9, 2007	May 9, 2007	1.2986	1.2586	1.3386
2	May 9, 2007	August 9, 2007	RM2	RM2 - 0.04	RM2 + 0.04
3	August 9, 2007	November 9, 2007	RM3	RM3 - 0.04	RM3 + 0.04
4	November 9, 2007	February 8, 2008	RM4	RM4 - 0.04	RM4 + 0.04

If any Start Date or End Date is not a Valuation Business Day, such Start Date or End Date shall be the immediately preceding Valuation Business Day.

If a Disruption Event is in effect on any schedule Start Date, that Start Date may be postponed (as described in “Disruption Events” below).

Range Midpoint (RM)	For any Reference Range, the Reference Exchange Rate on the Start Date of the Observation Period for such Reference Range, observed in accordance with the Settlement Rate Option.

Interest Amount	A single U.S. dollar amount on each Interest Payment Date equal to the principal amount of each note multiplied by:

2.25%

if, at any time during the Observation Period immediately preceding that Interest Payment Date, the Continuously Observed Exchange Rate trades strictly within the Reference Range for that Observation Period; or

0%

if, at any time during the Observation Period immediately preceding that Interest Payment Date, the Continuously Observed Exchange Rate trades outside the respective Reference Range (or on either the respective Range Lower Boundary or the Range Upper Boundary) for that Observation Period.

The maximum possible non-compounded cumulative Interest Amount is 9.0% of the principal amount of each note.

Interest Payment Dates	The 20th day of each May, August, November and February, commencing on May 20, 2007 and ending on the Maturity Date

Settlement Rate Option and Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event is in effect on the Start Date for any Observation Period with respect to the determination of any Range Midpoint, such Start Date will be postponed to, and the Calculation Agent will determine the applicable Range Midpoint on, the first scheduled Valuation Business Day succeeding that Start Date on which no Disruption Event is occurring; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the applicable scheduled Start Date, then (a) the third scheduled Valuation Business Day shall be deemed the Start Date for such Observation Period; and (b) the Calculation Agent will determine the applicable Range Midpoint on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I). For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.

If a Disruption Event is in effect on any day during an Observation Period (other than with respect to the determination of any Range Midpoint on any scheduled Start Date), to but excluding the earlier of (a) 10:00 a.m. EST on the End Date for such Observation Period and (b) the time on any day during such Observation Period at which the Continuously Observed Exchange Rate first trades outside the Reference Range for that Observation Period (or on either the applicable Range Lower Boundary or Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed Exchange Rate for each such day in the applicable Observation Period will be a single daily Reference Exchange Rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event is in effect on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date for such Observation Period and (b) the time on any day during such Observation Period at which the Continuously Observed Exchange Rate first trades outside the Reference Range for that Observation Period (or on either the applicable Range Lower Boundary or Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Exchange Rate for each such day will be a single daily Reference Exchange Rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Exchange Rate, on the EBS Spot Dealing System.

Settlement Rate Option Unavailability Event

If a Settlement Rate Option Unavailability Event is in effect (a) on the Start Date for any Observation Period with respect to the determination of any Range Midpoint, or (b) on any day during the Observation Period on which the Continuously Observed Exchange Rate is to be observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the Range Midpoint, or Reference Exchange Rate for such day, as applicable, in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, in accordance with the Settlement Rate Option on such day.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	52517PU25

	ISIN:	US52517PU253

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 10,000 and whole multiples of USD 10,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Exchange Rates

The following chart shows the spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, at the end of each week in the period from the week ending February 6, 2004 to the week ending February 9, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be. In addition, whether an Interest Amount is payable on any Interest Payment Date is determined based on individual EUR/USD trades observed on the continuous trading EBS Spot Dealing System (the Continuously Observed Exchange Rate) falling strictly within the applicable Reference Range during the Observation Period preceding that Interest Payment Date. Individual trades over the course of time will vary higher and lower than the weekly exchange rates shown in the following chart.

Fluctuations in exchange rates make it difficult to predict whether any Interest Amount will be payable on any Interest Payment Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following Redemption Amount payment examples for this note shows scenarios for the Interest Amount that would be payable on the Interest Payment Dates for the notes, based on a hypothetical trading ranges for the Continuously Observed Exchange Rate during each Observation Period. The Range Midpoint for Observation Period 1 (1.2986) was determined by observing Reuters page 1FED on the Start Date in accordance with the Settlement Rate Option, the Range Lower Boundary for Observation Period 1 (1.2586) was set on the Start Date at the Range Midpoint – 0.0400, and the Range Upper Boundary for Observation Period 1 (1.3386) was set on the Start Date at the Range Midpoint + 0.0400, a total range width of 0.0800. The actual Range Midpoints for the Periods 2, 3 and 4 below would be determined by observing Reuters page 1FED on the Start Date of the applicable Observation Period, in accordance with the Settlement Rate Option, with the related Range Upper and Lower boundaries correspondingly reset to Range Midpoint +/- 0.0400 (total range width is 0.0800).  The hypothetical trading range for the Continuously Observed Exchange Rate has been chosen arbitrarily for the purpose of this example, is not associated with Lehman Brothers research forecasts for the EUR/USDexchange rate and should not be taken as indicative of the future performance of the Continuously Observed Exchange Rate.

Example 1:  The Continuously Observed Exchange Rate trades within the applicable Reference Range in three out of four Observation Periods, resulting in a cumulative Interest Amount for the notes equal to 6.75% of the principal amount.

Observation Period	Range Midpoint	Range Lower Boundary	Range Upper Boundary	Hypothetical Trading Range for Continuously Observed Exchange Rate	Interest Amount	Cumulative (non- compounded) Interest Amount
1	1.2986	1.2586	1.3386	1.2601-1.3215	2.25%	2.25%
2	1.3130	1.2730	1.3530	1.2627-1.3427	0%	2.25%
3	1.3321	1.2921	1.3721	1.3007-1.3518	2.25%	4.5%
4	1.3134	1.2734	1.3534	1.2845-1.3408	2.25%	6.75%

In example 1, the Continuously Observed Exchange Rate traded strictly within the Reference Range during Observation Periods 1, 3 and 4, resulting in an Interest Amount payable on the Interest Payment Date following each such Observation Period equal to 2.25% times the principal amount of the notes.  However, the Continuously Observed Exchange Rate traded outside the Reference Range during Observation Period 2, resulting in an Interest Amount of zero for that period.  Accordingly, in example 1 above, the cumulative non-compounded Interest Amount over the life of the notes is 6.75% of the principal amount, and the maximum cumulative Interest Amount of 9.0% was not achieved because the Continuously Observed Exchange Rate traded outside the applicable Reference Range during Observation Period 2.

Example 2:  The Continuously Observed Exchange Rate trades within the applicable Reference Range in only one out of four Observation Periods, resulting in a cumulative Interest Amount for the notes equal to 6.75% of the principal amount.

Observation Period	Range Midpoint	Range Lower Boundary	Range Upper Boundary	Hypothetical Trading Range for Continuously Observed Exchange Rate	Interest Amount	Cumulative (non- compounded) Interest Amount
1	1.2986	1.2586	1.3386	1.2601-1.3581	0%	0%
2	1.3130	1.2730	1.3530	1.2627-1.3427	0%	0%
3	1.3321	1.2921	1.3721	1.3007-1.3518	2.25%	2.25%
4	1.3134	1.2734	1.3534	1.2483-1.3408	0%	2.25%

In example 2, the Continuously Observed Exchange Rate traded strictly within the Reference Range during Observation Period 3, resulting in an Interest Amount payable on the Interest Payment Date following that Observation Period equal to 2.25% times the principal amount of the notes. However, the Continuously Observed Exchange Rate traded outside the Reference Range during Observation Periods 1, 2 and 4, resulting in no Interest Amount being payable on the Interest Payment Dates following each of those Observation Periods. Accordingly, in example 2 above, the cumulative non-compounded Interest Amount over the life of the notes is 2.25% of the principal amount, and the maximum cumulative Interest Amount of 9.0% was not achieved because the Continuously Observed Exchange Rate traded outside the applicable Reference Ranges during each of Observation Periods 1, 2 and 4.